UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Target Hospitality Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87615L 107

(CUSIP Number)

William F. Schwitter

Jeffrey J. Pellegrino

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Names of Reporting Persons Manjit Dale

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,786,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,786,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,786,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 71.1%

14	Type of Reporting Person IN

1	Names of Reporting Persons Stephen Robertson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,786,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,786,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,786,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 71.1%

14	Type of Reporting Person IN

1	Names of Reporting Persons TDR Capital LLP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,786,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,786,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,786,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 71.1%

14	Type of Reporting Person PN

1	Names of Reporting Persons TDR Capital II Investments L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 74,786,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 74,786,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 74,786,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 71.1%

14	Type of Reporting Person PN

1	Names of Reporting Persons Arrow Holdings S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 49,100,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 49,100,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,100,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 46.7%

14	Type of Reporting Person OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Holdings S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,686,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,686,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,686,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.4%

14	Type of Reporting Person OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Limited Partnership SLP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,686,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,686,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,686,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.4%

14	Type of Reporting Person OO (Luxembourg société en commandite special)

1	Names of Reporting Persons Algeco Global S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,686,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,686,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,686,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.4%

14	Type of Reporting Person OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments 1 S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,686,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,686,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,686,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.4%

14	Type of Reporting Person OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments 2 S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,686,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,686,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,686,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.4%

14	Type of Reporting Person OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments 3 S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,686,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,686,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,686,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.4%

14	Type of Reporting Person OO (Luxembourg société à responsabilité limitée)

1	Names of Reporting Persons Algeco Investments B.V.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Netherlands

Number of Shares Benefficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 25,686,327

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 25,686,327

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,686,327

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 24.4%

14	Type of Reporting Person OO (Netherlands besloten vennootschap)

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Target Hospitality Corp., a Delaware corporation (referred to herein as the “Issuer” or “Target Hospitality”). The principal executive offices of the Issuer are located at 2170 Buckthorne Place, Suite 440, The Woodlands, TX 77380.

Item 2.	Identity and Background.

(a), (b), (c) and (f)

This Schedule 13D is being filed jointly by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)             Manjit Dale

2)             Stephen Robertson

3)             TDR Capital LLP

4)             TDR Capital II Investments L.P.

5)             Arrow Holdings S.à r.l.

6)             Algeco Holding S.à r.l.

7)             Algeco Limited Partnership SLP

8)             Algeco Global S.à r.l.

9)             Algeco Investments 1 S.à r.l. (Lux)

10)      Algeco Investments 2 S.à r.l. (Lux)

11)      Algeco Investments 3 S.à r.l. (Lux)

12)      Algeco Investments B.V.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1.

Both TDR Capital LLP (“TDR Capital”) and TDR Capital II Investments L.P. (“TDR Capital II”) are organized under the laws of the United Kingdom. The address of the principal business and principal office of both TDR Capital and TDR Capital II is 20 Bentinck Street, London, W1U 2EU.

Algeco Limited Partnership SLP is a Luxembourg société en commandite special (“Algeco SLP”). Each of Algeco Holding S.à r.l., Algeco Global S.à r.l., Algeco Investments 1 S.à r.l. (Lux), Algeco Investments 2 S.à r.l., (Lux), Algeco Investments 3 S.à r.l. (Lux), (together, along with Algeco SLP and Arrow Holdings, the “Algeco Luxembourg Entitites”) is a Luxembourg société à responsabilité limitée. Arrow Holdings S.à r.l is also a Luxembourg société à responsabilité limitée (“Arrow Holdings” and together with the Algeco Luxembourg Entities, the “Luxembourg Entities”). The address of the principal business and principal office of each of the Luxembourg Entities is 20, rue Eugène Ruppert, L-2453, Luxembourg.

Algeco Investments B.V. (“Algeco Investments”) is a Netherlands besloten vennootschap. The address of the principal business and principal office of Algeco Investments is Naritaweg 165, Telestone 8, 1043 BW, Amsterdam, Netherlands.

Manjit Dale and Stephen Robertson are the founding partners of TDR Capital (the “Founding Partners”). Each of the Founding Partners is a citizen of the United Kingdom. The business address of each of the Founding Partners is 20 Bentinck Street, London, W1U 2EU.

The managers of the Luxembourg Entities are Gary May, Sundip Thakrar, Jan Willem Overheul, and Jorrit Crompvoets (collectively, the “Luxembourg Managers”). The business address for Mr. Thakrar is 2nd Floor 12 Berkely Street London W1J 8DT. Mr. Thakrar is a citizen of the United Kingdom. The business address for Messrs. May, Overheul, and Crompvoets is 20 rue de la Poste, L-2346 Luxembourg. Mr. May is a citizen of the United Kingom, and Messrs. Overheul and Crompvoets are citizens of the Netherlands.

The managers of Algeco Investments are Diarmuid Cummins, Paul Lester, Dennis Cornelis Kulk, and Jasper Otto Johan van Rossum (collectively, the “Algeco Investments Managers” and together with the Luxembourg Managers, the “Related Persons”). Mr. Cummins is a citizen of Canada. Mr. Lester is a citizen of the United Kingdom. Each of Messrs. Kulk and van Rossum is a citizen of the Netherlands. The business address of each of the Algeco Investments Managers is Naritaweg 165, Telestone 8 1043 BW Amsterdam, the Netherlands.

The Reporting Persons and the managers of each Reporting Person are principally engaged in the business of investments in securities.

(d)

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Related Persons hereof has been convicted in a criminal proceeding.

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the Issuer’s consummation of the previously announced Business Combination (as defined in Item 4 hereof) with Platinum Eagle Acquisition Corp. (“Platinum Eagle”), the Issuer’s legal predecessor company, on March 15, 2019, Arrow Holdings and Algeco Investments received, as partial consideration for the sale of RL Signor Holdings, LLC (“Signor”) and Target Logistics Management, LLC (“Target”), and their respective subsidiaries, a total of 74,786,327 shares of Common Stock, with 49,100,000 shares issued to Arrow Holdings and 25,686,327 shares issued to Algeco Investments.

Item 4.	Purpose of Transaction.

The information set forth or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

(a), (b) and (c)

On March 15, 2019, the parties consummated the Business Combination (as defined herein) pursuant to: (i) an agreement and plan of merger, dated as of November 13, 2018 (as amended on January 4, 2019), by and among Platinum Eagle, Topaz Holdings LLC (the “Holdco Acquiror”), Signor Merger Sub LLC

(“Signor Merger Sub”) and Arrow Holdings (the “Signor Merger Agreement”) and (ii) an agreement and plan of merger, dated as of November 13, 2018 (as amended on January 4, 2019), by and among Platinum Eagle, the Holdco Acquiror, Algeco Investments, Arrow Bidco, a Delaware limited Liability Company (“Arrow Bidco”) and Algeco US Holdings LLC (“Target Parent”) (the “Target Merger Agreement” and together with the Signor Merger Agreement, the “Merger Agreements”). The transactions contemplated by the Merger Agreements are referred to herein as the “Business Combination”.

Platinum Eagle, through its wholly-owned subsidiary, the Holdco Acquiror, acquired all of the issued and outstanding equity interests of Arrow Parent Corp. (“Signor Parent”), the owner Arrow Bidco, the owner of RL Signor Holdings, LLC (“Signor”), from Arrow Holdings, and all of the issued and outstanding equity interests of Target Parent, the owner of Target, from Algeco Investments.Upon the consummation of the Business Combination, the Holdco Acquiror became the sole parent of Arrow Bidco, which is the sole parent of each of Target and Signor and a wholly-owned subsidiary of the Issuer. The Business Combination was completed for a total purchase price of $1.311 billion, of which: (i) $562 million was paid in cash and (ii) the remaining $749 million was paid in shares of Common Stock as set forth in this Schedule 13D.

Amended and Restated Registration Rights Agreement

On the closing date, the Issuer entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain of the Reporting Persons and other parties thereto, pursuant to which the Issuer agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 with respect to Registrable Securities (as defined therein) within thirty (30) days of the closing date of the Business Combination. The Reporting Persons who are party to the Registration Rights Agreement have the right to request an unlimited number of demands from the Issuer, at any time following the closing date and customary shelf registration rights, subject to certain conditions. In addition, the agreement grants certain of the Reporting Persons piggyback registration rights with respect to registration statements filed subsequent to the closing date of the Business Combination.

Earnout Agreement & Escrow Agreement

On the closing date of the Business Combination, the Issuer, Arrow Holdings and each of Jeff Sagansky, Eli Baker and Harry E. Sloan (together, the “Founders”) entered into an earnout agreement (the “Earnout Agreement’) and an escrow agreement (the “Escrow Agreement”) pursuant to which the Founders deposited into escrow certain of their founder shares. The shares will be released from escrow to the Founders and/or transferred to Arrow Holdings upon the achievement of certain earnout targets. Upon the expiration of the three-year earnout period, any founder shares remaining in escrow that were not released in accordance with the Earnout Agreement will be transferred to the Issuer for cancellation.

The foregoing description of the Registration Rights Agreement, the Earnout Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

(d)

Not applicable.

(e)

Not applicable.

(f)

Not applicable, other than as a result of the Business Combination referenced in this Item 4.

(g)

Not applicable.

(h)-(i)

In connection with the closing of the Business Combination, the Issuer’s Common Stock and warrants began trading on Nasdaq under the symbols “TH” and “THWWW,” respectively. The public units of Platinum Eagle automatically separated into their component securities upon consummation of the Business Combination and, as a result, no longer trade as a separate security and were delisted from Nasdaq.

(j)

Other than described in this Item 4, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Related Persons have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (all of those persons do, however, reserve the right change their intentions or purpose to develop such plans or proposals or to take any such action).

Item 5.	Interest in Securities of the Issuer.

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or direct the disposition of, as of the date hereof, based on 105,232,933 shares of Common Stock outstanding as of March 15, 2019.

(a) and (b)

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Manjit Dale	74,786,327	71.7%	0	74,786,327	0	74,786,327
Stephen Robertson	74,786,327	71.7%	0	74,786,327	0	74,786,327
TDR Capital LLP	74,786,327	71.7%	0	74,786,327	0	74,786,327
TDR Capital II Investments L.P.	74,786,327	71.7%	0	74,786,327	0	74,786,327
Arrow Holdings S.à r.l.	49,100,000	46.7%	0	49,100,000	0	49,100,000
Algeco Holding S.à r.l.	25,686,327	24.4%	0	25,686,327	0	25,686,327
Algeco Limited Partnership SLP	25,686,327	24.4%	0	25,686,327	0	25,686,327
Algeco Global S.à r.l.	25,686,327	24.4%	0	25,686,327	0	25,686,327
Algeco Investments 1 S.à r.l. (Lux)	25,686,327	24.4%	0	25,686,327	0	25,686,327
Algeco Investments 2 S.à r.l. (Lux)	25,686,327	24.4%	0	25,686,327	0	25,686,327
Algeco Investments 3 S.à r.l. (Lux)	25,686,327	24.4%	0	25,686,327	0	25,686,327
Algeco Investments B.V.	25,686,327	24.4%	0	25,686,327	0	25,686,327

Includes (i) 25,800,000 shares of Common Stock held by Algeco Investments B.V. and (ii) 49,100,000 shares of Common Stock held by Arrow Holdings.

Manjit Dale and Stephen Robertson are the founding partners of TDR Capital.

TDR Capital is the manager of TDR Capital II.

TDR Capital II is the controlling shareholder of Arrow Holdings.

TDR Capital II is the controlling shareholder of Algeco Holding S.à r.l., which is the controlling shareholder of Algeco Limited Partnership SLP, which is the controlling shareholder of Algeco Global S.à r.l., which is the sole shareholder of Algeco Investments 1 S.à r.l. (Lux), which is the sole shareholder of Algeco Investments 2 S.à r.l. (Lux), which is the sole shareholder of Algeco Investments 3 S.à r.l. (Lux), which is the sole shareholder of Algeco Investments.

(c)

None of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the Related Persons hereof, has engaged in any transaction during the past 60 days in any shares of Common Stock, except as otherwise described in this Schedule 13D.

(d)

None.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 3, 4, and 5 of this Schedule 13D and Exhibits 1, 2, 3 and 4 hereto, is incorporated by reference in its entirety into this Item 6.

Except as set forth in this Schedule 13D, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

1.                                      Joint Filing Agreement, dated as of March 25, 2019, by and among the Reporting Persons (filed herewith).

2.                                      Amended and Restated Registration Rights Agreement dated March 15, 2019  by and among the Issuer, Arrow Holdings, Algeco Investments, and the other parties named therein (filed as Exhibit 10.4  to the Issuer’s Current Report on Form 8-K as filed with the SEC on March 21, 2019 and incorporated herein by reference).

3.                                      Earnout Agreement dated March 15, 2019 by and among the Issuer, Arrow Holdings, and the Founders (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the SEC on March 21, 2019 and incorporated herein by reference).

4.                                      Escrow Agreement dated March 15, 2019 by and among the Issuer, Arrow Holdings, Continental Stock Transfer & Trust Company, and the Founders (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K as filed with the SEC on March 21, 2019 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 25, 2019

TDR CAPITAL LLP

By:	/s/ Blair Thompson
Name: Blair Thompson
Title: Manager

TDR CAPITAL II INVESTMENTS LP
By: TDR Capital LLP

By:	/s/ Blair Thompson
Name: Blair Thompson
Title: Manager

ARROW HOLDINGS S.À R.L.

By:	/s/ Jorrit Crompvoets
Name: Jorrit Crompvoets
Title: Manager

ALGECO HOLDING S.À R.L.

By:	/s/ Jan Willem Overheul
Name: Jan Willem Overheul
Title: Manager

ALGECO LIMITED PARTNERSHIP SLP

By:	/s/ Gary May
Name: Gary May
Title: Gerant

ALGECO GLOBAL S.À R.L.

By:	/s/ Jorrit Crompvoets
Name: Jorrit Crompvoets
Title: Manager

ALGECO INVESTMENTS 1 S.À R.L. (LUX)

By:	/s/ Jan Willem Overheul
Name: Jan Willem Overheul
Title: Manager

ALGECO INVESTMENTS 2 S.À R.L. (LUX)

By:	/s/ Jan Willem Overheul
Name: Jan Willem Overheul
Title: Manager

ALGECO INVESTMENTS 3 S.À R.L. (LUX)

By:	/s/ Jan Willem Overheul
Name: Jan Willem Overheul
Title: Manager

ALGECO INVESTMENTS B.V.

By:	/s/ Diarmuid Cummins
Name: Diarmuid Cummins
Title: Manager

STEPHEN ROBERTSON

By:	/s/ Stephen Robertson
Stephen Robertson

MANJIT DALE

By:	/s/ Manjit Dale
Manjit Dale

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.

This statement on Schedule 13D is filed by Arrow Holdings S.à r.l., Algeco Holding S.à r.l., Algeco Limited Partnership SLP, Algeco Global S.à r.l., Algeco Investments 1 S.à r.l. (Lux), Algeco Investments 2 S.à r.l. (Lux), Algeco Investments 3 S.à r.l. (Lux), Algeco Investments B.V., TDR Capital II Investments LP, TDR Capital LLP, Stephen Robertson and Manjit Dale.

TDR CAPITAL LLP

By:	/s/ Blair Thompson
Name: Blair Thompson
Title: Manager

TDR CAPITAL II INVESTMENTS LP
By: TDR Capital LLP

By:	/s/ Blair Thompson
Name: Blair Thompson
Title: Manager

ARROW HOLDINGS S.À R.L.

By:	/s/ Jorrit Crompvoets
Name: Jorrit Crompvoets
Title: Manager

ALGECO HOLDING S.À R.L.

By:	/s/ Jan Willem Overheul
Name: Jan Willem Overheul
Title: Manager

ALGECO LIMITED PARTNERSHIP SLP

By:	/s/ Gary May
Name: Gary May
Title: Gerant

ALGECO GLOBAL S.À R.L.

By:	/s/ Jorrit Crompvoets
Name: Jorrit Crompvoets
Title: Manager

ALGECO INVESTMENTS 1 S.À R.L. (LUX)

By:	/s/ Jan Willem Overheul
Name: Jan Willem Overheul
Title: Manager

ALGECO INVESTMENTS 2 S.À R.L. (LUX)

By:	/s/ Jan Willem Overheul
Name: Jan Willem Overheul
Title: Manager

ALGECO INVESTMENTS 3 S.À R.L. (LUX)

By:	/s/ Jan Willem Overheul
Name: Jan Willem Overheul
Title: Manager

ALGECO INVESTMENTS B.V.

By:	/s/ Diarmuid Cummins
Name: Diarmuid Cummins
Title: Manager

STEPHEN ROBERTSON

By:	/s/ Stephen Robertson
Stephen Robertson

MANJIT DALE

By:	/s/ Manjit Dale
Manjit Dale